UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Visteon Corporation
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

92839U107
(CUSIP Number)

Sandip S. Khosla, Esq. Goldman, Sachs & Co. 200 West Street New York, New York 10282-2188 (212) 902-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2010
(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note.     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 92839U107	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS The Goldman Sachs Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,079,455
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,079,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,079,455
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.90%
14	TYPE OF REPORTING PERSON HC-CO

Page 2 of 6 Pages

CUSIP No. 92839U107	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Goldman, Sachs & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,079,455
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,079,455
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,079,455
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.90%
14	TYPE OF REPORTING PERSON BD-PN-IA

Page 3 of 6 Pages

This Amendment No. 3 supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission on May 18, 2010 (the “Schedule 13D”), and amended by Amendment No. 1 on June 21, 2010 (“Amendment No.1”) and Amendment No. 2 on June 29, 2010 (“Amendment No. 2”) relating to the shares of Common Stock, par value $1.00 per share of Visteon Corporation, a Delaware corporation (“Issuer”).  Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D.

                The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D is hereby amended as follows:

Item 2.  Identity and Background

During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule II attached hereto as Exhibit 5, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) and (c) of the Schedule 13D are hereby amended as follows:

(a) As of August 9, 2010, Goldman Sachs may be deemed to have beneficially owned directly an aggregate of 5,079,455 shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs, representing in the aggregate approximately 3.90% of the shares of Common Stock reported to be outstanding as of July 30, 2010 as disclosed in Company’s most recent quarterly report on Form 10-Q for the period ended June 30, 2010 (the “10-Q”).

As of August 9, 2010, GS Group may be deemed to have beneficially owned indirectly an aggregate of 5,079,455 shares of Common Stock beneficially owned directly by Goldman Sachs described above, representing in the aggregate approximately 3.90% of the shares of Common Stock reported to be outstanding as disclosed in Company’s 10-Q.

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”).  This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release.  The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units acts as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

None of the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto may be deemed to have beneficially owned any shares of Common Stock as of August 9, 2010 other than as set forth herein.

The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

(c) No transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto, during the period from June 25, 2010 to August 9, 2010.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

On August 9, 2010, the Issuer, the Investors and the Additional Purchasers (as defined below) entered into the Third Amendment to the Equity Commitment Agreement.  The Third Amendment to the Equity Commitment

Page 4 of 6 Pages

Agreement amends, among other things, (i) Section 3.1(a) to include the agreement of certain additional purchasers (“Additional Purchasers”) to subscribe for and purchase 144,456 shares of the Common Stock, (ii) Section 3.1(a) to commensurately reduce the Investors’ commitment (on the terms and subject to the conditions of the Equity Commitment Agreement) to purchase shares of the Common Stock from 10,834,800 shares of the Common Stock and any shares not purchased in connection with the rights offering to 10,690,344 shares of the Common Stock and any shares not purchased in the rights offering, (iii) Section 3.3 to provide the Investors with a right to purchase some or all of the shares held by Additional Purchasers upon a default by such Additional Purchasers, (iv) Section 3.6 to provide the Additional Purchasers with limited assignment rights with respect to any interest or participation in the Common Stock they are to purchase, (v) Section 4.3 to allow the Additional Purchasers to be reimbursed for actual, documented out-of-pocket costs and expenses incurred by them on or prior to the date of the Third Amendment; provided that such reimbursement does not exceed $4,250,000 in the aggregate for all Additional Purchasers, (vi) Article VI and Article VII, pursuant to which the Additional Purchasers have made certain representations and warranties to the Issuer and have agreed to comply with certain covenants, respectively, including Section 7.16, whereby the Additional Purchasers have agreed to generally support the Plan and withdraw with prejudice their appeal of the Bankruptcy Court’s June 17, 2010 order authorizing the Debtors to enter into a Plan Support Agreement, an Equity Commitment Agreement, and a Cash Recovery Backstop Agreement, (vii) Section 9.1(b) to include the obligations of the Additional Purchasers to indemnify various parties, and (viii) Section 11.9 to allow Additional Purchasers to bring actions for equitable relief for breaches by the Issuer of the Third Amendment to the Equity Commitment Agreement and to limit the remedies the Issuer may have against the Additional Purchasers.  The above summary of the material terms of the Third Amendment to the Equity Commitment Agreement is qualified in its entirety by reference to the text of the Third Amendment to the Equity Commitment Agreement, a copy of which is attached hereto as Exhibit 1.

Upon entering into the Third Amendment to the Equity Commitment Agreement, the Reporting Persons, the other Investors, and the Additional Purchasers may be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act.  The Reporting Persons do not expressly affirm membership in a group with any of the Investors or Additional Purchasers, and disclaim beneficial ownership of any Common Stock held by the Investors (other than the Reporting Persons) or Additional Purchasers.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Investors (other than the Reporting Persons) or Additional Purchasers for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

Item 7.  Exhibits.

Exhibit 1	Third Amendment to Equity Commitment Agreement, dated as of August 9, 2010, by and between Visteon Corporation, certain investors, and certain additional purchasers.

Exhibit 2	Joint Filing Agreement, dated May 17, 2010, between The Goldman Sachs Group, Inc. and Goldman, Sachs & Co.

Exhibit 3	Power of Attorney, dated October 6, 2008, relating to The Goldman Sachs Group, Inc.

Exhibit 4	Power of Attorney, dated October 6, 2008, relating to Goldman, Sachs & Co.

Exhibit 5	Schedule II

Page 5 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2010

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor Title: Attorney-in-fact

GOLDMAN, SACHS & CO.

By: /s/ Kevin P. Treanor
Name: Kevin P. Treanor Title: Attorney-in-fact